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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.


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                                  ATTUNITY LTD



6-K Items

     1. Attunity Ltd Press Release re Hummingbird to Offer Attunity Product Family for Real-Time and Efficient Mainframe Data Integration dated August 23, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Hummingbird to Offer Attunity Product Family for Real-Time and Efficient Mainframe Data Integration

Monday August 23, 8:00 am ET

Attunity Connect and Attunity Stream extend Hummingbird Genio(TM) to provide complete mainframe integration solutions

WAKEFIELD, Mass.--(BUSINESS WIRE)--Aug. 23, 2004-- Attunity, Ltd. (NASDAQ: ATTU
- News), a leading provider of enterprise data integration software, today announced a technology partnership with Hummingbird Ltd., a leading global provider of integrated enterprise content management (ECM) solutions. Under the terms of the agreement, Hummingbird will offer the Attunity product family as an add-on component of Hummingbird Genio(R), the data integration component of Hummingbird Integration Suite(TM), offering users efficient and real-time integration with mainframe data.

Mainframe data stores continue to host about 70% of business information. Unlocking this data in an efficient and cost effective manner is a challenge faced by many corporations. Working together, Attunity and Hummingbird allow customers to maximize their investment in mainframe and legacy systems by including those data sources in data warehousing and business intelligence initiatives.

Hummingbird Genio is a powerful data integration solution that spans the functional areas of data extract, transformation, and load (ETL) and enterprise application integration (EAI), for projects that might include data warehouses or data marts. Once in a consolidated data warehouse users can perform various forms of analysis upon it. Through a tight, proven integration with Hummingbird's products, Attunity Connect and Attunity Stream extend customers' abilities to delivery mainframe data into the data warehouse in an efficient and timely manner.

Attunity products unlock the value of business information. Attunity Connect is a family of pre-built, standards-based adapters to mainframe and other legacy data sources, providing high-performance and native access. Attunity Stream is a change data capture product that moves data changes across the enterprise, enabling efficient and real-time ETL. Attunity software products run natively on a variety of platforms including Microsoft Windows, SUN Solaris, Red Hat Linux, AIX, Open VMS, OS/390 and OS/400.

"Together, Hummingbird and Attunity deliver an end-to-end solution that enables enterprises to take full advantage of data stored on mainframe and legacy systems to maximize the value of their existing IT investments," said Dan Potter, vice president of marketing and business development at Attunity. "As large corporations continue and use mainframes to store operational data, the combined products make for a compelling offering."

About Attunity

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com


--------------

Contact:
     Attunity
     Stefan Wennik, 781.213.5218
     stefan.wennik@attunity.com
     or
     fama PR
     Kate Aldinger, 617.758.4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: August 23, 2004